July 31, 2012

VIA EMAIL

John Reynolds
Assistant Director
United States Securities and Exchange Commission
Washington, D.C.  20549

           Re:               Drewry’s Brewing Company
Amendment No. 6 to Registration Statement on Form S-1
Filed July 13, 2012
File No. 333-173309

Dear Mr. Reynolds:

In response to your letter of July 30, 2012 regarding the above-referenced issuer, Drewry’s Brewing Company (the "Company"), please be advised that the Company is responding to the Staff’s comments in this letter.  As requested in your letter, this letter references where each response to your specific comment was made in each respective filing.  For ease of reference, we have followed the numbering format of your letter in responding:

Report of Independent Registered Public Accounting Firm, Page F-1

1.
We reissue comment six of our letter dated April 25, 2012.  Please advise your independent account to revise the opinion paragraph of the audit report to cover the balance sheet as of December 31, 2011.

RESPONSE:

Comment complied.

In connection with the Company’s responses to your comments, please be advised that the Company acknowledges the following:

28494 Westinghouse Place, Suite 213 | Valencia, California 91355
661.449.9630 Business | 818.475.1819 Facsimile |claudia@mcdowellodom.com
www.mcdowellodom.com

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company is also filing a letter acknowledging the above in a filing with the Commission being made at the same time that this correspondence is being filed.

Please contact me with any questions.
Sincerely,

MCDOWELL ODOM LLP

/s/ Claudia McDowell
     Claudia J. McDowell

/CJM
Enclosures

28494 Westinghouse Place, Suite 213 | Valencia, California 91355
661.449.9630 Business | 818.475.1819 Facsimile |claudia@mcdowellodom.com
www.mcdowellodom.com